Exhibit 99.1

Wheaton Precious Metals Announces Election of Directors and Approval of Special Matters

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VANCOUVER, BC, May 14, 2021 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that the nominees listed below were elected as directors of Wheaton at the 2021 Annual and Special Meeting of Shareholders. Detailed results of the vote for directors of the Company held at the Annual and Special Meeting of Shareholders earlier today are shown below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
George L. Brack	263,074,637	87.57%	37,331,392	12.43%
John A. Brough	261,065,727	86.90%	39,340,302	13.10%
R. Peter Gillin	237,689,801	79.12%	62,716,228	20.88%
Chantal Gosselin	295,787,430	98.46%	4,618,599	1.54%
Douglas M. Holtby	274,166,499	91.27%	26,239,530	8.73%
Glenn Ives	297,551,585	99.05%	2,854,444	0.95%
Charles A. Jeannes	298,004,775	99.20%	2,401,254	0.80%
Eduardo Luna	259,898,399	86.52%	40,507,630	13.48%
Marilyn Schonberner	298,965,152	99.52%	1,440,877	0.48%
Randy V.J. Smallwood	285,888,278	95.17%	14,517,751	4.83%

The following special matter was approved by shareholders at the 2021 Annual and Special Meeting of Shareholders:

  the non-binding advisory resolution accepting the Company's approach to executive compensation was carried with 93.02% of the votes cast in favour of such resolution.

View original content:http://www.prnewswire.com/news-releases/wheaton-precious-metals-announces-election-of-directors-and-approval-of-special-matters-301291908.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2021/14/c9729.html

%CIK: 0001323404

For further information: For further information, please contact: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 15:52e 14-MAY-21